Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

October 15, 2020

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mitchell Austin

Re:	Trine Acquisition Corp.

Registration Statement on Form S-4

Filed September 15, 2020

File No. 333-248803

Ladies and Gentlemen:

On behalf of Trine Acquisition Corp. (the “Registrant”) we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated October 9, 2020 (the “Comment Letter”) relating to the above-referenced Registration Statement. The Registrant has also revised the Registration Statement in response to the Staff’s comments, and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission (the “Commission”) an amendment to the Registration Statement which reflects these revisions and generally updates certain information in the Registration Statement.

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Registrant with respect thereto or a statement identifying the location in the Registration Statement of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of the proxy statement/consent solicitation statement/prospectus included in Amendment No. 1 to the above-referenced Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

Cover Page

1.	Please disclose the estimated exchange ratio of Trine Class A common shares for each Desktop Metal common share and preferred share.

The Registrant has revised the Registration Statement in response to the Staff’s comment. Please see the cover page of the proxy statement/consent solicitation statement/prospectus.

2.	Please disclose the equity financing occurring in connection with the business combination.

The Registrant has revised the Registration Statement in response to the Staff’s comment. Please see the cover page of the proxy statement/consent solicitation statement/prospectus.

Questions and Answers

Questions and Answers About Trine’s Special Stockholder Meeting

What Vote is Required to Approve Each Proposal at the Special Meeting?, page x

3.	You disclose that the Sponsor and Trine's directors and officers have agreed to vote shares representing 20% of the aggregate voting power of the common stock. Please clarify whether the Sponsor or Trine's directors and officers currently own any Public Shares and, if so, revise to the disclose the aggregate number of Public Shares they own. Furthermore, since the business combination proposal requires only the affirmative vote of the majority of the votes cast by Trine stockholders, also discuss how the voting requirement and voting agreement make it more likely the business combination will be approved. For example, discuss the percentage of shares not subject to the voting agreement that would be required to approve the business combination proposal if only a quorum of Trine shares are present.

The Registrant has revised the Registration Statement in response to the Staff’s comment. Please see page xii of the proxy statement/consent solicitation statement/prospectus.

Summary, page 1

4.	Please disclose the percentage ownership in the company following the business combination by the various stakeholders, such as Trine's public stockholders, Trine's Initial Stockholders, Desktop Metal's common stockholders, Desktop Metal's preferred shareholders and the Subscribers to the private financing.

The Registrant has revised the Registration Statement in response to the Staff’s comment. Please see page 2 of the proxy statement/consent solicitation statement/prospectus.

Unaudited Historical Comparative and Pro Forma Combined Per Share Data of Trine and Desktop Metal, page 20

5.	Revise to disclose, in comparative columnar form, historical and pro forma per share data of the registrant and historical and equivalent pro forma per share data for Desktop for book value per share and net loss per share - basic and diluted pursuant to Item 3(f) of Form S-4. Revise to provide a note to the table that explains why cash dividends declared are not presented. Disclose the pro forma net book value per share and the equivalent pro forma per share amounts assuming the minimum redemptions and maximum redemptions pursuant to Item 14(b)(10) of Schedule 14A. For guidance refer to Instruction 2 to paragraphs (b)(8), (b)(9) and (b)(10).

The Registrant has revised the Registration Statement in response to the Staff’s comment. Please see page 21 of the proxy statement/consent solicitation statement/prospectus.

Risk Factors

The Proposed Charter will provide that the Court of Chancery..., page 58

6.	This risk factor states that the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act. However, Article XI of your proposed bylaws appears to designate the federal district courts of the U.S. as the exclusive forum for claims arising under the Securities Act. Please revise your risk factor to clarify this. Additionally, please revise to clarify that there is uncertainty as to whether a court would enforce this federal exclusive forum provision since Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Lastly, please state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

The Registrant has revised the Registration Statement in response to the Staff’s comment. Please see pages 59 and 60 of the proxy statement/consent solicitation statement/prospectus.

Unaudited Pro Forma Condensed Combined Financial Information, page 61

7.	Please revise the pro forma balance sheet and statement of operations to first present Trine (Historical) followed by the minimum and maximum redemption assumptions to derive a column for Trine after the minimum and maximum redemption assumptions followed by the Desktop (Historical) column to derive Pro Form Combined columns assuming each of the minimum and maximum assumptions.

The Registrant has revised the Registration Statement in response to the Staff’s comment. Please see pages 65, 66, 67, 68 and 71 of the proxy statement/consent solicitation statement/prospectus. The Registration Statement reflects the maximum redemption assumption for the Registrant prior to combining it with Desktop Metal, Inc. All remaining pro froma adjustments are contingent on the consummation of the Business Combination, and therefore are shown as adjustments to combine the entities.

Proposal No. 4 - The Governance Proposal, page 88

8.	You disclose that you are separately presenting these proposals in accordance with SEC guidance. Please revise to clarify that you are giving shareholders the opportunity to present their separate views on important corporate governance provisions.

The Registrant has revised the Registration Statement in response to the Staff’s comment. Please see the Notice of Special Meeting of Stockholders and pages vi, 76 and 89 of the proxy statement/consent solicitation statement/prospectus.

Security Ownership of Certain Beneficial Owners and Management of Trine, page 119

9.	We note that you disclose the beneficial ownership of Trine and Desktop Metal before the transaction. Please present expected beneficial ownership following the consummation of the transaction under both no redemption and maximum redemption scenarios.

The Registrant has revised the Registration Statement in response to the Staff’s comment. Please see pages 119, 120 and 121 of the proxy statement/consent solicitation statement/prospectus.

Information About Desktop Metal

Company Overview, page 122

10.	You disclose your announced additive manufacturing systems in this section and note that only one of four solutions, Studio System, is commercially available. Please revise to disclose the developmental status of your solutions that are not yet commercially available and clarify whether you have begun to accept orders for these solutions. Additionally, as it appears that you have generated substantially all of your revenues to date from a single solution, please consider adding a risk factor that discusses the risks resulting from your dependence on a single solution.

The Registrant has revised the Registration Statement in response to the Staff’s comment. Please see pages 29, 131, 132 and 133 of the proxy statement/consent solicitation statement/prospectus.

Legal Proceedings, page 138

11.	You disclose an arbitration proceeding initiated by Markforged, Inc., a competitor. Please revise to disclose the date this proceeding was initiated and the relief sought by Markforged. See Item 103 of Regulation S-K.

The Registrant has revised the Registration Statement in response to the Staff’s comment. Please see page 138 of the proxy statement/consent solicitation statement/prospectus.

Desktop Metal's Management's Discussion and Analysis of Financial Condition...

Key Factors Affecting Operating Results, page 153

12.	You disclose that, to date, most of your revenue has been generated by sales of Studio System. Please revise to quantify the percentage of your revenue generated by sales of Studio System for each period presented in your financial statements.

The Registrant has revised the Registration Statement in response to the Staff’s comment. Please see page 152 of the proxy statement/consent solicitation statement/prospectus.

Results of Operations
Comparison of the Six Months Ended June 30, 2020 and 2019, page 156

13.	You state that product revenue decreased 60% period-over-period because you sold fewer systems during the six months ended June 30, 2020 as compared to the six months ended June 30, 2019. In order to provide additional context, please revise to quantify the number of systems sold in each period presented in your financial statements.

The Registrant respectfully acknowledges the Staff’s comment to quantify the number of systems sold by Desktop Metal in each period presented in the financial statements. The Registrant does not believe that the number of systems sold is an informative metric for investors to use when evaluating changes in product revenue because of the variability in the manner that its solutions are sold. Desktop Metal currently has one solution commercially available, the Studio System, which can be sold in a number of different configurations. The Studio System may be sold as a full system, consisting of three main components, or in alternative configurations with fewer or more components. Depending on how the Studio System is ordered by a particular customer, the selling price would change. Therefore, in order to quantify the number of systems sold, the Registrant would need to define what a single system is, which would not accurately reflect the actual sales activity for a given period given the variability in the manner that the solutions are sold.

The Shop System and Product System are two of Desktop Metal’s solutions that are not yet commercially available for which Desktop Metal is currently accepting orders. Those solutions are also multiple-component offerings (with more components that the Studio System) that will be sold in a number of different configurations, and at a number of different prices, depending on the needs of each particular customer.

In response to the Staff’s comment and in light of the foregoing explanation, the Registrant has revised the Registration Statement to refer to “product sales” rather than “system sales.” Please see pages 155, 156 and 158 of the proxy statement/consent solicitation statement/prospectus.

14.	Refer to your discussion of revenues by geographic region. We note that revenue increased in the APAC region from 2019 to 2020, but the narrative states that fewer systems were sold in the APAC region. Please revise to explain the reason for the increase in APAC region revenues from 2019 to 2020.

The Registrant has revised the Registration Statement in response to the Staff’s comment. Please see page 155 of the proxy statement/consent solicitation statement/prospectus.

15.	Refer to your discussion of Sales and Marketing expense on page 158. Please expand the discussion of revenues to address the impact on revenues for the periods presented due to the shift toward a reseller model as compared to the prior sales agent model.

The Registrant has revised the Registration Statement in response to the Staff’s comment. Please see pages 155 and 157 of the proxy statement/consent solicitation statement/prospectus.

Liquidity and Capital Resources, page 162

16.	Please expand the discussion of the amount of cash you expect to have on hand to also discuss the assumption of maximum redemptions by Trine Stockholders.

The Registrant has revised the Registration Statement in response to the Staff’s comment. Please see page 162 of the proxy statement/consent solicitation statement/prospectus.

The Business Combination

Unaudited Prospective Financial Information of Desktop Metal, page 178

17.	We note that you refer to "Forward-Looking Statements" and "Risk Factors" for matters related to variables and assumptions used in the prospective financial information. Please expand the disclosure on page 179 to include a description of the basis for material assumptions underlying the projections, including revenue growth rate and any other significant assumptions.

The Registrant has revised the Registration Statement in response to the Staff’s comment. Please see pages 179 of the proxy statement/consent solicitation statement/prospectus.

Background of the Business Combination, page 180

18.	Please expand the disclosure of the parties' negotiations of the business combination and related transactions to discuss the negotiations of the specific, material terms proposed in the Letter Agreement.

The Registrant has revised the Registration Statement in response to the Staff’s comment. Please see pages 181, 182 and 183 of the proxy statement/consent solicitation statement/prospectus.

19.	You disclose that it was determined that the Business Combination would be based on an equity value of Desktop Metal of $1.8 billion. Please revise to further explain here or elsewhere how the Trine board determined the $1.8 billion valuation of Desktop Metal. Discuss the material projections and other analyses the board considered.

The Registrant has revised the Registration Statement in response to the Staff’s comment. Please see page 183 of the proxy statement/consent solicitation statement/prospectus.

Price Range of Securities and Dividends, page 263

20.	We note that the high price for Trine Class A Common Stock increased from approximately $10 per share to $112.60 in the third quarter. Please expand the disclosure to explain this increase.

The Registrant has revised the Registration Statement in response to the Staff’s comment. Please see pages 263 of the proxy statement/consent solicitation statement/prospectus.

Desktop Metal, Inc. Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-49

21.	Refer to disclosure in MD&A on page 127 that discusses parts-as-a-service in which you directly manufacture parts for sale to customers, which will enable you to leverage depreciated additive manufacturing systems returned by customers upgrading to a newer generation of systems. Please expand the accounting policy for revenue recognition on pages F-48 and F-49 to include your accounting policy for this service or clarify that you consider these parts-as-a-service to be the manufacture of hardware.

The Registrant has revised the Registration Statement in response to the Staff’s comment. Please see page 29, 30, 126 and 127 of the proxy statement/consent solicitation statement/prospectus. Please note that Desktop Metal has not yet accepted any orders or recognized any revenue from the parts-as-a-service offering. Therefore, the Registrant has not revised the accounting policy for revenue recognition on pages F-48 and F-49 of the proxy statement/consent solicitation statement/prospectus.

22.	Refer to your disclosure in Risk Factors on page 29 that states that you plan to use hardware-as-a-service annual subscription pricing model for certain new products. Please expand your revenue recognition accounting policy to address any differences between these hardware subscriptions and software subscriptions.

The Registrant has revised the Registration Statement in response to the Staff’s comment. Please see page 30 of the proxy statement/consent solicitation statement/prospectus. Please note that while Desktop Metal has accepted pre-orders for its hardware-as-a-service annual subscription pricing model, it has not fulfilled any such orders and has not recognized any revenue from the offering. Therefore, the Registrant has not revised the revenue recognition accounting policy.

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If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (212) 373-3309 or Arash Parsi at (212) 373-3638.

Very truly yours,

/s/ Raphael M. Russo

Raphael M. Russo

cc:	Securities and Exchange Commission Kathleen Krebs Robert Littlepage Claire DeLabar Trine Acquisition Corp.
Pierre M. Henry Mark J. Coleman, Esq. Desktop Metal, Inc. Ric Fulop Meg Broderick Elizabeth Linardos Latham & Watkins LLP John H. Chory Susan L. Mazur Ryan J. Maierson Emily E. Taylor